

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 26, 2010

Corporate Services Group, LLC
As Agent for Service for
Attune RTD
723 S Casino Center Boulevard, 2nd Floor
Las Vegas, Nevada 89101

> **Re:** **Attune RTD**
> **Registration Statement on Form S-1**
> **Amended on February 11, 2010**
> **File No. 333-163570**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 16

1.   We note your response to prior comment 7. The disclosure in this section is confusing because you have identified investors on pages 16-21 as "selling security holders," but they are not included in the selling shareholders table on page 22. Please revise to clarify.

2.   Please revise your disclosure to clearly identify the table on page 22 as the selling security holders table. Also, please reconcile the "total shares owned" column with your disclosure on pages 70-76.

3.   We reissue prior comment 11. For each transaction in which the selling security holders received the shares, please disclose the *per share* consideration paid and the exemption from registration relied upon in issuing the shares.

Directors, Executive Officers, Promoters and Control Persons, page 26

4.   Please disclose any family relationships among your officers and/or directors.

Security Ownership, page 32

5.   Please tell us why you do not list Paul Davis's Class A common shares in the table that appears on page 33.

Transactions with Related Persons, Promoters and Certain Control Persons, page 34

6.   We note you refer to "Paul Shawn" Davis here and on pages 40, 42 and 71. In other locations you refer to Paul Davis and Shawn Davis. Revise the disclosure to refer to each individual in a consistent way throughout the filing to avoid confusion.

7.   Please revise the disclosure on page 41 that USFI Marketing Communications to more accurately explain how USFI will be reimbursed under the agreement.

Liquidity and Capital Resources, page 51

8.   We note your response to our comment 29. Please expand your discussion to clarify your expected funding needs and the expected sources of that funding. Please also ensure that your disclosure is consistent with the footnotes to your financial statements. For example, we note that your disclosure on page F-8 states that you will need $1,700,000 to fund operations for the next 10-12 months, while your disclosure on page 51 states you need $750,000 for the next twelve months.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile): Michael T. Williams, Esq. – Williams Law Group, P.A.